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February 3, 2011

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:	H. Christopher Owings
Assistant Director

Re:                             Kinder Morgan Holdco LLC
Amendments No. 5 to Registration Statement on Form S-1
Filed February 3, 2011
File No. 333-170773

Ladies and Gentlemen:

On behalf of the above-named Registrant, we have filed through EDGAR Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement (the “Registration Statement”). Amendment No. 5 reflects all changes made to Amendment No. 4 to the Registration Statement.

In this letter, we set forth the Registrant’s responses to the comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 2, 2011, with respect to the above-referenced filing.  For your convenience, we have repeated in bold type each comment exactly as set forth in the February 2 comment letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment or request.

Prospectus Summary, page 1

Summary Financial Data, page 18

1.                                      Please refer to footnote 10 to your Summary Financial Data. You state that there is no difference between basic and diluted pro forma net income (loss) per share because the conversion of Class A, Class B, and Class C share into shares of common stock does not impact the number of shares of common stock on a fully-

converted basis since your investor retained stock is convertible into a fixed number of shares of common stock. Please tell us why the conversion of Class A, Class B and Class C shares into a fixed number of shares of common stock causes no difference between basic and diluted pro forma net income (loss) per share. If basic and diluted pro forma net income (loss) per share are the same because the Class A, Class B and Class C are participating securities and the two-class method is applied, please clarify this in your disclosure where this measure is presented. Refer to ASC 260-10-45-60A.

Response:  The Class A shares, Class B shares and Class C shares are participating securities, and we are applying the two-class method.  Additional disclosure has been added in footnote 10 on page 20 and footnote 12 on page 71.

Certain Relationships and Related Party Transactions, page 217

Payment of Certain Costs and Expenses, page 223

2.                                      Please quantify the fees and expenses that you will be required to pay upon the accelerated conversion of Class B and Class C shares into shares of common stock. See Item 404(a)(3) of Regulation S-K.

Response:  We have disclosed on page 224 that while such costs cannot be quantified in advance, they will not be substantial or material.

Exhibit 5.1

3.                                      Please note that it is inappropriate to assume away elements that form the basis of the legal opinion. As such, please revise the last sentence in the second paragraph to carve out the registrant and the selling stockholders from the assumptions regarding “the due authorization, execution and delivery by the parties thereto of all documents and instruments examined by us, and that, to the extent such documents and instruments purport to constitute agreements of such parties, they constitute valid, binding and enforceable obligations of such parties.”

Response:  The revised Exhibit 5 opinion addresses this comment.

4.                                     In the third paragraph, please delete the qualification that the Conversion has been duly completed and the Class A shares held by the Selling Stockholders have been converted into the Shares, and state the Shares “are” validly issued, etc Alternatively, if the Conversion will take place after the effectiveness of the registration statement, disclose in the registration statement and legal opinion specifically when the conversion will occur.

Response:  The revised Exhibit 5 opinion addresses this comment, as does the additional disclosure on page 182.

5.                                      Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act, rather than making such statement with respect to the Securities Act or the rules and regulations promulgated thereunder generally.

Response:  The revised Exhibit 5 opinion addresses this comment.

Courtesy packages containing a copy of Amendment No. 5, a printer’s proof copy of each page containing a change affected by the filing of Amendment No. 5 and this letter are being delivered to each individual named in the last paragraph of the Staff’s comment letter.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at 713-221-1306, or in his absence, R. Daniel Witschey, Jr. at 713-221-1322.

Very truly yours,

Bracewell & Giuliani LLP

Gary W. Orloff

GWO/pd

cc:	Mr. Joseph Listengart
Kinder Morgan Holdco LLC

Mr. G. Michael O’Leary
Andrews Kurth LLP